Exhibit 4

THIRD AMENDMENT TO RIGHTS AGREEMENT

THIS AMENDMENT between Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”), and Wells Fargo Bank, N.A. (the “Rights Agent”) dated as of March 27, 2012 (this “Amendment”), to the Rights Agreement dated as of July 29, 2010, as amended May 6, 2011 and February 24, 2012 (the “Original Amended Agreement”) between the Company and the Rights Agent.

WHEREAS, the Company and the Rights Agent have entered into the Original Amended Agreement; and

WHEREAS, the Board of Directors of the Company has determined to amend the Original Amended Agreement in accordance with Section 27 thereof.

ACCORDINGLY, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Section 1(a) of the Original Amended Agreement is hereby amended in its entirety to read as follows:

(a) (1) Except as hereinafter provided in subparagraphs (2) through (6) of this paragraph (a), “Acquiring Person” means any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, but shall not include (A) the Company, (B) any wholly owned Subsidiary of the Company, (C) any employee benefit plan of the Company or of any Subsidiary of the Company, or (D) any entity holding Common Shares for or pursuant to the terms of any such plan described in clause (C) of this sentence (each Person described in clauses (A) through (D) is called an “Exempt Person”).

(2) No Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company that, by reducing the number of Common Shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person, together with all Affiliates or Associates of such Person, shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share acquisitions by the Company and if such Person or such Person’s Affiliates or Associates, after such share acquisitions by the Company, shall become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a stock dividend, stock split, recapitalization or similar transaction that does not affect the percentage of outstanding Common Shares beneficially owned by such Person and its Affiliates and Associates), and, immediately after becoming the Beneficial Owner of such additional Common Shares, such Person, together with all

Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, then such Person (unless such Person is an Exempt Person) shall be deemed an “Acquiring Person.”

(3) An entity other than the Company or any wholly owned Subsidiary of the Company holding Common Shares for or pursuant to the terms of an employee benefit plan of the Company or of any Subsidiary of the Company and in addition being the Beneficial Owner of Common Shares that are not held for or pursuant to the terms of any such plan shall be deemed to constitute an Acquiring Person, notwithstanding anything herein stated, if, but only if, it, together with its Affiliates and Associates, shall be the Beneficial Owner of 15% or more, exclusive of those Common Shares held by it for or pursuant to the terms of any such plan, of the Common Shares then outstanding.

(4) A Person who, immediately prior to the acceptance by the Company of its 3.25% Convertible Subordinated Notes due 2026 (the “Old Notes”) in exchange for its 8.50% Convertible Senior Notes due 2026 (the “New Notes”) pursuant to that certain exchange offer announced by the Company on May 6, 2011 (the “Exchange Offer”), was not an Acquiring Person (for purposes of such determination, Common Shares receivable upon conversion of the Old Notes, but not upon conversion of the New Notes to be issued in the Exchange Offer, shall be deemed to be beneficially owned by a Person immediately prior to the acceptance by the Company of its Old Notes in exchange for New Notes pursuant to the Exchange Offer) and who, immediately after such acceptance, would not have been an Acquiring Person but for the exchange of New Notes for Old Notes pursuant to the Exchange Offer, shall not become an Acquiring Person if, following completion of the Exchange Offer in which such person or its Associates or Affiliates acquire beneficial ownership of New Notes, such Person, together with all Affiliates or Associates of such Person, shall not increase its beneficial ownership of the then outstanding Common Shares to a percentage equal to or greater than the greater of (A) 15% or (B) the sum of (i) .50% and (ii) the percentage of the outstanding Common Shares beneficially owned by such Person, together with all Affiliates or Associates of such Person, immediately after completion of the Exchange Offer. This subparagraph 1(a)(4) shall be of no further force or effect with respect to a Person or its Affiliates or Associates from and after such time, if any, following the acceptance by the Company of its Old Notes in exchange for New Notes pursuant to the Exchange Offer, as such Person’s beneficial ownership, together with that of its Affiliates and Associates, shall be reduced to less than 15% of the Common Shares of the Company then outstanding. For purposes of this subparagraph 1(a)(4), a Person whose beneficial ownership is increased to a percentage equal to or greater than the greater of the percentages set forth in clause (A) or (B) of the first sentence hereof of Common Shares of the Company as the result of an acquisition of Common Shares by the Company that reduces the number of Common Shares outstanding, shall continue to be exempt under this subparagraph 1(a)(4) from the definition of “Acquiring Person” until such time, if any, as (i) such Person or such Person’s Affiliates or Associates, after such share acquisitions by the Company, shall become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a stock dividend, stock split, recapitalization or similar transaction that does not affect the percentage of outstanding Common Shares beneficially owned by such Person and its Affiliates and Associates), and, (ii) immediately after becoming the Beneficial Owner of such additional Common Shares, such Person, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of a percentage of Common Shares of the Company equal to or greater than the greater of the percentages set forth in clause (A) or (B) of the first sentence hereof. For purposes of this subparagraph 1(a)(4), Common Shares of the Company held for or pursuant to the terms of an employee benefit plan of the Company or of any Subsidiary of the Company shall not be deemed to be beneficially owned by the Person or its Affiliates of Associates.

(5) Notwithstanding anything to the contrary contained herein, no Person shall become an “Acquiring Person” solely as a result of holding unexercised warrants to purchase Common Shares of the Company issued in connection with that certain private placement of warrants announced by the Company on March 12, 2012.

(6) If the Board of Directors of the Company determines in good faith that a Person who would otherwise be deemed an “Acquiring Person,” pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and without any intention of changing or influencing control of the Company, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be deemed an “Acquiring Person,” pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person.”

(7) If a bona fide swaps dealer who would otherwise be deemed an “Acquiring Person,” pursuant to the foregoing provisions of this paragraph (a), has become so as a result of its actions in the ordinary course of its business that the Board of Directors of the Company determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company, then, and unless and until the Board of Directors of the Company shall otherwise determine, such Person shall not be deemed to be an “Acquiring Person.”

2. The Original Amended Agreement shall remain in full force and effect without amendment except this Amendment and any other amendment made in accordance with Section 27 of the Original Amended Agreement. All references in the Original Amended Agreement to “this Agreement” or the “Agreement” or “hereof” and all references in this Amendment to the Agreement shall hereafter be deemed to be references to the Original Amended Agreement as amended by this Amendment and any other amendment made in accordance with Section 27 of the Original Amended Agreement. All terms used in this Amendment that are defined in the Original Amended Agreement but are not defined herein shall have the meanings ascribed to them in the Original Amended Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the day and year first above written.

HUTCHINSON TECHNOLOGY INCORPORATED

By	/s/ David P. Radloff
Its	Chief Financial Officer

WELLS FARGO BANK, N.A.

By	/s/ Martin J. Knapp
Its	Assistant Vice President